September 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Tara Harkins, Vanessa Robertson, Daniel Crawford and Tim Buchmiller

Re:	Bicara Therapeutics Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-281722)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between September 6, 2024 and the date hereof, we effected the distribution of approximately 5,125 copies of the Company’s Preliminary Prospectus dated September 6, 2024 to prospective underwriters, institutional investors, dealers, brokers, individuals and others.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement be accelerated to 4:01 p.m. Eastern Time on September 12, 2024 or as soon thereafter as practicable.

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Very truly yours,

MORGAN STANLEY & CO. LLC
TD SECURITIES (USA) LLC
CANTOR FITZGERALD & CO.
STIFEL, NICOLAUS & COMPANY, INCORPORATED
As representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Executive Director

TD SECURITIES (USA) LLC

By:	/s/ Brian Hagerty
Name: Brian Hagerty
Title: Managing Director

CANTOR FITZGERALD & CO.

By:	/s/ Asif Ahmed
Name: Asif Ahmed
Title: Co-Head of Equity Capital Markets, Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Ken Clausman
Name: Ken Clausman
Title: Managing Director

[Signature Page to Request for Acceleration of Effectiveness]